SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of APRIL, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                           AER LINGUS FUEL SURCHARGE

                        IS A EUR42M. RIP OFF SAYS RYANAIR

Ryanair - the only European airline to guarantee no fuel surcharges today, tomorrow or ever - today called on Aer Lingus to reverse its planned surcharge of EUR35 on long-haul flights from 15th May next.

Aer Lingus today claims that it cannot absorb these fuel price increases. This claim is patently dishonest when Aer Lingus are absorbing these fuel price increases on its short-haul business, which accounts for over 80% of Aer Lingus's traffic. The travelling public must wonder why Aer Lingus is willing to absorb these higher fuel costs in the case of 80% of its passengers who fly short-haul, but decides to introduce an unjustified EUR35 fuel surcharge to fleece the 1.2m passengers flying long-haul for an extra EUR42m a year.

The reason why Aer Lingus can't introduce fuel surcharges on its UK and European routes is because Ryanair guarantees no fuel surcharges. Aer Lingus has far less competition on long-haul routes, so it has decided instead to further gouge those same passengers who are already paying Aer Lingus's highest air fares. This is clearly unjustified, when at the very same time Aer Lingus is absorbing higher oil prices in the case of short-haul tickets.

Highlighting this latest Aer Lingus rip-off, Ryanair's Chief Executive, Michael O'Leary said:

        "These fuel surcharges are just the latest EUR42m rip off from Aer Lingus. They claim that they can't absorb these higher oil prices, yet they are absorbing them in the case of the 5.8 million of their passengers who are flying short-haul. Aer Lingus's long-haul passengers are already paying their highest air fares, so there is no justification for adding EUR42m in extra fuel surcharges on these long-haul passengers either.

        "Today's latest rip-off from Aer Lingus confirms yet again that they only way Irish consumers can be sure of not paying fuel surcharges is to book Ryanair today, tomorrow and forever, because only Ryanair guarantees that there will be no fuel surcharges today, tomorrow or ever".

Ends.                                           Friday, 21st April 2006

For further information
please contact:           Pauline McAlester     Peter Sherrard
                          Murray Consultants    Ryanair
                          Tel. +353-1-4980300   Tel. +353-1-8121212

                                                www.ryanair.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 April 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director